VIA EDGAR

January 25, 2011

Ms. Patricia Williams

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Williams:

This letter responds to the comments on Post-Effective Amendment No. 51 to the Registrant’s registration statement on Form N-1A on behalf of the Wasatch Emerging Markets Small Cap Fund™ (the “Emerging Markets Small Cap Fund”), Wasatch World Innovators Fund (formerly Wasatch Global Science & Technology Fund®) (the “World Innovators Fund”) and Wasatch Large Cap Value Fund (formerly Wasatch–1st Source Income Equity Fund) (the “Large Cap Value Fund”) filed on EDGAR on December 2, 2010 and Post-Effective Amendment No. 52 to the Registrant’s registration statement on Form N-1A on behalf of the Wasatch Emerging India Fund (the “Emerging India Fund”) filed on EDGAR on December 10, 2010, which were provided to me by telephone on January 20, 2011 by Ms. Patricia Williams of the staff of the Securities and Exchange Commission (“SEC Staff”).

Post-Effective Amendment No. 51 on behalf of Emerging Markets Small Cap Fund, World

Innovators Fund and Large Cap Value Fund

1.      SEC Staff Comment:  Please file documentation with EDGAR to update the names of the Wasatch Global Science & Technology Fund and Wasatch–1st Source Income Equity Fund.

Response:      The Registrant will file the appropriate documentation to reflect the name changes.

2.      SEC Staff Comment:  Currently, the Prospectus has several cover pages. Please amend the front cover page of the Prospectus according to Item 1 of Form N-1A.

Response:      The change will be made as requested.

3.      SEC Staff Comment:  In the section entitled “Wasatch Emerging Markets Small Cap Fund-Summary-Principal Strategies” in the Prospectus, please remove the sentence “Shareholders will be notified 60 days prior to any change in this policy.” Please note this disclosure should be set forth in the section in the prospectus that relates to investment objectives, principal investment strategies, related risks and disclosure of portfolio holdings (Item 9 of Form N-1A).

Response:      The change will be made as requested.

4.      SEC Staff Comment:  In the section entitled “Wasatch Emerging Markets Small Cap Fund-Summary-Historical Performance” in the Prospectus, please delete the description of the MSCI Emerging Markets Index that follows the average annual total return table and disclose the information required as set forth in Instruction 2(b) to Item 4(b)(2) of Form N-1A. If an additional index is included, disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).

Response:      The change will be made as requested.

5.      SEC Staff Comment:   In the section entitled “Wasatch World Innovators Fund-Summary-Principal Strategies” in the Prospectus, the disclosure states “Under normal market conditions, a significant portion of the Fund’s assets (typically between 30% and 80% at the time of purchase) will be invested outside the U.S.” The SEC Staff believes that 30% is a low percentage. Please consider revising the percentage from between 30% and 80% to from between 40% and 80%.

Response:      The change will be made as requested.

6.      SEC Staff Comment:  In the section entitled “Wasatch World Innovators Fund-Summary-Historical Performance” in the Prospectus, please disclose the information required as set forth in Instruction 2(b) to Item 4(b)(2) of Form N-1A for the indexes. If an additional index is included, disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).

Response:      The change will be made as requested.

7.      SEC Staff Comment: In the section entitled “Wasatch Funds-Additional Information About the Funds-Investment Strategies and Risks” in the Prospectus, please revise the heading to read “Principal Investment Strategies and Principal Risks”. Please revise this section to disclose only the principal investment strategies and risks for the Funds.

Response:      The change will be made as requested.

8.      SEC Staff Comment: Item 17(b)(10) of Form N-1A requires that the Registrant provide a brief discussion in the Statement of Additional Information of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the Fund at the time that the disclosure is made, in light of the Fund’s business and structure. If material, this disclosure should cover more than the past five years, including information about the person’s particular areas of expertise or other relevant qualifications.

The description in the section entitled “MANAGEMENT OF THE TRUST-Leadership Structure and the Board of Trustees-Information about Each Trustee’s Qualification, Experience, Attributes or Skills” Statement of Additional Information does not provide a sufficient explanation as to why each trustee should serve as a trustee of the Fund. Please revise the disclosure accordingly.

Response:      The disclosure set forth below has been revised and the Registrant believes this disclosure meets the requirements of Item 17(b)(10) of Form N-1A.

Information about Each Trustee’s Qualification, Experience, Attributes or Skills

The Board believes that each Trustee’s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that the Board possesses the requisite attributes and skills. In addition to the information provided in the table above, listed below for each Trustee is additional information concerning the experiences, qualifications and attributes that led to the conclusion, as of the date of this SAI, that each current Trustee should serve as a trustee. References to the qualifications, attributes and skills of trustees are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Trustee as having any special expertise and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

Samuel S. Stewart, Jr., Ph.D. Dr. Stewart, an interested Trustee of the Trust, founded the Advisor. Since its inception in 2006, Dr. Stewart has been a lead Portfolio Manager for the Wasatch Strategic Income Fund, and since 2008, a lead Portfolio Manager of the Wasatch World Innovators Fund (formerly the Wasatch Global Science & Technology Fund). Prior to founding the Advisor, Dr. Stewart was Chief Financial Analyst with the U.S. Securities Exchange Commission in the Division of Investment Management. Dr. Stewart was also a Professor of Finance at the Columbia School of Business from 1970 to 1974, and a Professor of Finance at the University of Utah School of Business from 1975 to 1998. Dr. Stewart received a Master of Business Administration in 1969 and a Doctorate in Finance in 1970 from Stanford University, where he held the Alfred P. Sloan Jr. Fellowship. Previously, he attended Northwestern University as an Austin Scholar and graduated with a Bachelor of Science in Business Administration in 1966. Dr. Stewart is a member and past President of the Salt Lake City Society of Financial Analysts.

James U. Jensen. Mr. Jensen, the Trust’s independent Chairman, has significant experience with the Trust having served as a Trustee of the Trust (or a director of its predecessor) since 1986. Since April 2008, Mr. Jensen also has served as the Chief Executive Officer of Clearwater Law & Governance Group, where he devotes full time to corporate law practice and board governance consulting for operating companies. From 2001 to 2008, Mr. Jensen also co-founded and was Chairman of the Board for Intelisum, Inc., a company pursuing computer and measurement technology and products. From 1986 to 2004, Mr. Jensen held key positions with NPS Pharmaceuticals, Inc., as Vice President, Corporate Development, Legal Affairs and General Counsel and Secretary. In addition to his business experience, Mr. Jensen is Chairman of the Board of Bayhil Capital Corporation and is a Director of the University of Utah Research Foundation. Mr. Jensen was the founder and first President of the MountainWest Venture Group (now “MountainWest Capital Network”) in 1983. Mr. Jensen is a member of the National Association of Corporate Governance (“NACD”). Mr. Jensen graduated with a BA degree from the University of Utah in 1967, received degrees of Juris Doctor and Master of Business Administration from Columbia University in 1971.

William R. Swinyard, Ph.D. William R. Swinyard, Ph.D. Dr. Swinyard, a disinterested Trustee of the Trust, is a private investor, and Emeritus Professor of Marketing at Brigham Young University. Dr. Swinyard has significant experience with the Trust having served as a Trustee of the Trust (or a director of its predecessor) since 1986. Dr. Swinyard also serves as Chairman of the Audit Committee since 2004. From 1978 to 2007, Dr. Swinyard was on the faculty of the Brigham Young University Marriott School of Management, where he was Professor of Business Management and Holder of the Fred G. Meyer Chair of Marketing. Dr. Swinyard received his B.A. degree in English from Brigham Young University (1965), his MBA from the University of Michigan (1967) and his Ph.D. from the Stanford University Graduate School of Business (1976).

D. James Croft, Ph.D. Dr. Croft, a disinterested Trustee of the Trust, has served as a Trustee of the Trust (or a director of its predecessor) since 2005. Since 2004, Dr. Croft has been a consultant to the mortgage industry on various issues, including mortgage quality, identification of mortgage fraud, strategic planning and client development. From 1990 to 2004, Dr. Croft founded and was an executive director of the Mortgage Asset Research Institute. Prior to founding the institute, Dr. Croft served as the Chief Credit Officer at the Federal Home Loan Mortgage Corporation from 1988 to 1990. Dr. Croft has served in several other posts, including: the Chief National Examiner for the Federal Home Loan Bank Board from 1981 to 1983; a Partner in MCS Associates, a financial institutions consulting firm from 1984 to 1987; and a full time Vice Chairman of the board of directors of a large savings bank from 1987 to 1988. He was on the faculty of the College of Business at the University of Utah from 1970 to 1981 where he was a professor of statistics and operations research. Dr. Croft received his bachelors degree in mathematics from Stanford University in 1964. In addition, he has MBA and PhD degrees awarded by Northwestern University in 1966 and 1970, respectively.

Miriam M. Allison. Ms. Allison, a disinterested Trustee of the Trust, has 30 years of experience in investment and financial management and in management of investment companies, businesses providing financial, accounting and other services to investment companies and serving on the board of investment companies. Ms. Allison has served as a Trustee of the Trust since February 2010. In 1990, Ms. Allison founded Sunstone Financial Group (“Sunstone”), a private company and mutual fund administrator, fund accountant, transfer agent and served as its chief executive officer and Chairman of the Board. In 2001, UMB Financial Corporation, a public company, acquired Sunstone, renamed it UMB Fund Services and Ms. Allison remained with the company as chief executive officer until 2003 and Chairman of the Board until 2005. Previous to founding Sunstone, Ms. Allison spent 5 years (from 1985 to 1990) as the business manager of Firstar Trust Company (“Firstar”), a registered investment adviser, and was responsible for overseeing the operations of the investment company for which Firstar served as investment advisor. In addition, from 1971 to 1985, Ms. Allison served as portfolio manager and financial planner of First Wisconsin Trust Company analyzing potential investments and financial and estate objectives of trust clients. Since 2006 to present, Ms. Allison also serves as a director for the board of Northwestern Mutual Fund Series, Inc. (representing 27 portfolios) and serves as chair of its audit committee for the past year. Ms. Allison received her bachelor in economics

Post-Effective Amendment No. 52 on behalf of Emerging India Fund

9.       SEC Staff Comment:  Please provide the ticker symbol on the front page of the Prospectus as required by Item 1 of Form N-1A.

  Response:      The change will be made as requested.

10.      SEC Staff Comment:  In the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectus, footnote 1 to the fee table discusses the expense limitation agreement. The expense limitation agreement must be in effect for at least one year from the date of the Prospectus. In addition, the first sentence of footnote 1 to the fee table states “Other Expenses and Total Annual Fund Operating Expenses are based on estimated expenses for the Fund for its first full fiscal year.” Please remove Total Annual Fund Operating Expenses from the sentence.

  Response:      The expense limitation agreement will be effect until January 31, 2013. The first sentence will be revised as requested.

11.      SEC Staff Comment:  In the section entitled “Summary-Fees and Expenses of the Fund-Example” in the Prospectus, please remove 5 year and 10 year examples. A new fund only has to show 1 and 3 years in its example.

  Response:      The change will be made as requested.

12.      SEC Staff Comment:  In the section entitled “Summary-Principal Strategies” in the Prospectus, please remove the sentence “Shareholders will be notified 60 days prior to any change in this policy.” Please note this disclosure should be set forth in the section in the prospectus that relates to investment objectives, principal investment strategies, related risks and disclosure of portfolio holdings (Item 9 of Form N-1A).

  Response:      The change will be made as requested.

13.      SEC Staff Comment:  In the section entitled “Summary-Principal Strategies” in the Prospectus, the third paragraph states “We will generally consider qualifying investments to be in companies that are listed on an Indian exchange, that have significant assets in India, or that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in India.” Please define “significant.”

  Response:      The third paragraph will be revised to read as follows:

“We will generally consider qualifying investments to be in companies that are listed on an Indian exchange, that have at least 50% of their assets in India, or that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in India.”

14.      SEC Staff Comment:  In the section entitled “Summary-Principal Risks” in the Prospectus, there is an “Emerging Markets Risk”. Please indicate if India is an emerging market. If it is not an emerging market, please revise principal strategies to disclose the Fund’s strategy to invest in emerging markets.

  Response:      India is considered to be an emerging market and therefore the Fund has included an emerging markets risk as well as an India specific risk.

15.      SEC Staff Comment:  In the section entitled “Wasatch Funds-Additional Information About the Funds-Investment Strategies and Risks” in the Prospectus, please revise the heading to read “Principal Investment Strategies and Principal Risks”. Please revise this section to disclose only the principal investment strategies and risks for the Funds. If the Fund invests in exchange traded funds and initial public offerings, please revise the Summary to include principal strategies and principal risks for these instruments.

  Response:      The Fund will revise the heading as requested. The Fund will delete exchange traded funds in the section since it is not a principal investment strategy. The Fund will revise the Summary to include disclosure regarding initial public offerings in the principal strategy and principal risk sections.

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Please call me at (617) 662-3969 if you have any further questions.

You requested that the Registrant make certain representations concerning each Registration Statement on Form N-1A and the response being made to the comments received. These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes
Vice President and Managing Counsel

cc:        R. Biles

EXHIBIT

[Wasatch Funds Letterhead]

Via EDGAR Correspondence

January 25, 2011

Ms. Patricia Williams

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Williams:

In connection with a response being made on behalf of Wasatch Funds Trust (“Registrant”) to comments you provided with respect to Post-Effective Amendment No. 51 to the Registrant’s registration statement on Form N-1A filed on EDGAR on December 2, 2010 and Post-Effective Amendment No. 52 to the Registrant’s registration statement on Form N-1A filed on EDGAR on December 10, 2010, which were provided to me by telephone on January 20, 2011 (each a “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in each Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in each Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to a Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on January 20, 2011. Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles

Russell L. Biles

cc:	D. Thurber